HOUSTON AMERICAN ENERGY CORP.
                          801 Travis Street, Suite 2020
                              Houston, Texas 77002


November 3, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Houston American Energy Corp.
          Request for Withdrawal of Registration Statement on Form S-3 File No.: 333-126684

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Houston American Energy Corp. (the "Company") hereby requests the immediate withdrawal of the Company's Registration Statement on Form S-3, File No. 333-126684, together with all exhibits thereto, filed with the Securities and Exchange Commission on July 19, 2005 (the "Registration Statement"). The Registration Statement has been refiled under Form SB-2. No securities were issued or sold in connection with the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company's legal counsel, Michael W. Sanders at (832) 446-2599. Thank you for your assistance in this matter.

Very Truly Yours,



John Terwilliger
President